Exhibit 99.3

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq/AIM Code: HCM)

FORM OF PROXY FOR USE AT THE ANNUAL GENERAL MEETING

I/We (note 1)                                                           of                                                              being the registered holder(s) of (note 2)                                                                                                                                                  shares of US$0.10 each in the share capital of HUTCHISON CHINA MEDITECH LIMITED (the “Company”), hereby appoint (note 3)                                         of                                                        or failing him the Chairman of the meeting, as my/our proxy to act for me/us at the annual general meeting (or at any adjournment thereof) of the Company to be held at  the 47th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong on Monday, 27 April 2020 at 6:00 pm Hong Kong time (11:00 am London time) (the “Meeting”) and to vote for me/us as directed below or, if no such indication is given, as my/our proxy thinks fit.

RESOLUTIONS				FOR (note 4)	AGAINST (note 4)	VOTE WITHHELD (note 4)
1.	To consider and adopt the audited financial statements and the reports of the directors and independent auditor for the year ended 31 December 2019.
2(A)	To re-elect Mr Simon To as a director.
2(B)	To re-elect Mr Christian Hogg as a director.
2(C)	To re-elect Mr Johnny Cheng as a director.
2(D)	To re-elect Dr Weiguo Su as a director.
2(E)	To re-elect Dr Dan Eldar as a director.
2(F)	To re-elect Ms Edith Shih as a director.
2(G)	To re-elect Mr Paul Carter as a director.
2(H)	To re-elect Dr Karen Ferrante as a director.
2(I)	To re-elect Mr Graeme Jack as a director.
2(J)	To re-elect Professor Tony Mok as a director.
3.	To re-appoint PricewaterhouseCoopers as the auditor of the Company and authorise the board of directors to fix the auditor’s remuneration.
4.	Ordinary Resolution No. 4(A)	:	To grant a general mandate to the directors of the Company to issue additional shares.
	Special Resolution No. 4(B)	:	To disapply pre-emption rights (general power).
	Special Resolution No. 4(C)	:	To disapply pre-emption rights (in connection with an equity raise).
	Ordinary Resolution No. 4(D)	:	To grant a general mandate to the directors of the Company to repurchase shares of the Company.
5.	Ordinary Resolution: To amend the 2015 Share Option Scheme and refresh the scheme mandate limit under the 2015 Share Option Scheme.
6.	Special Resolution: To adopt a new memorandum and articles of association of the Company.

Dated	2020	Signature (note 5)

Notes:

1.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
2.

Please insert the number of shares of US$0.10 each registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).

3.	Please insert the full name and address of the proxy desired. IF NO NAME IS INSERTED, THE CHAIRMAN OF THE MEETING WILL ACT AS YOUR PROXY.
4.

IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, PLEASE TICK IN THE RELEVANT BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTION, PLEASE TICK IN THE RELEVANT BOX MARKED “AGAINST”. IF YOU WISH TO ABSTAIN ON THE RESOLUTION, PLEASE TICK IN THE RELEVANT BOX MARKED “VOTE WITHHELD”. The “VOTE WITHHELD” option is provided to enable you to abstain on any particular resolution. However, it should be noted that a “VOTE WITHHELD” is not a vote in law and will not be counted in the calculation of the proportion of the votes “FOR” and “AGAINST” a resolution. Failure to tick the relevant box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than that referred to in the notice convening the Meeting. If you wish to vote part of your shares for, against and/or abstain on the resolution in the event that a poll is called, please insert the number of shares in the relevant box.

5.

This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its seal or under the hand of an officer, attorney or other person authorised to sign the same.

6.

Where there are joint holders of any share in the capital of the Company, any one of such joint holders may vote, either in person or by proxy, at the Meeting, but if more than one of such joint holders be present at the Meeting, the vote of the senior holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose the senior holder shall be the first name that stands in the register of members of the Company in respect of the joint holding.

7.

To be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, must be lodged with Computershare Investor Services (Jersey) Limited c/o Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom no less than 48 hours (excluding weekends and public holidays) before the time appointed for holding the Meeting or any adjourned meeting thereof (as the case may be).

8.	The proxy need not be a member of the Company but must attend the Meeting in person to represent you.
9.

Completion and deposit of the form of proxy will not preclude you from attending and voting in person at the Meeting or at any adjourned meeting thereof (as the case may be) should you so wish, and in such event, the form of proxy shall be deemed to be revoked.

10.	Any alteration made to this form of proxy must be initialled by the person who signs it.
11.

At the Meeting, the chairman of the Meeting will exercise his power under article 69 of the articles of association of the Company to put each of the above resolutions to the vote by way of a poll. On a poll, every member who is present in person or by proxy or (being a corporation) is present by a duly authorised representative shall have one vote for every fully paid share of which he is the holder.